SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission File No. 1-8796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

Commission File Number 1-8796.

A.

The full title of the plan is the Questar Corporation Employee Investment Plan.  The address of the plan is the same as that of the issuer named below.

B.

The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are: Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

A.

Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2003, are attached as an exhibit to this Form 11-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits Committee have duly caused this annual report to be signed by its duly authorized chairman.

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Date:  June 24, 2004

By:

/s/ Keith O. Rattie

Keith O. Rattie, Chairman

Employee Benefits Committee

Financial Statements and

Supplemental Schedule

Questar Corporation

Employee Investment Plan

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Questar Corporation

Employee Investment Plan

Financial Statements and

Supplemental Schedule

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements

Statements of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

11

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Questar Corporation Employee Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young

Ernst & Young LLP

Salt Lake City, Utah

May 28, 2004

Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets
Investments at fair value:
Questar Corporation common stock	$162,361,435	$136,999,284
Registered investment companies	36,109,928	22,618,285
Collective trust funds	23,347,368	11,407,963
Loans receivable from employees	5,688,241	5,024,319
	227,506,972	176,049,851

Contributions receivable from Questar Corporation	392,200	402,400
Interest receivable	30,762	4,016
	227,929,934	176,456,267

Liabilities
Pending trades	669	39,135

Net assets available for benefits	$227,929,265	$176,417,132

See accompanying notes.

Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Dividends and earnings	$3,922,597
Interest income from employee loans	363,146
Net realized and unrealized appreciation in fair value of investments	42,859,738
Contributions:
Participants	8,986,621
Employer	5,526,464
Total contributions	14,513,085
Total additions	61,658,566

Deductions
Benefits paid	10,089,189
Trustee fees	57,244
Total deductions	10,146,433

Net increase	51,512,133
Net assets available for benefits at beginning of year	176,417,132

Net assets available for benefits at end of year	$227,929,265

See accompanying notes.

Questar Corporation

Employee Investment Plan

Notes To Financial Statements

December 31, 2003

1.  Description of the Plan

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation and certain of its subsidiaries (Questar).  The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974.  As of January 1, 2002, the Plan was amended to qualify as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the code.  Also effective January 1, 2002, the record keeper for the plan is Wells Fargo Bank Minnesota, N.A. (Wells Fargo), and various other Plan changes were made.

Employees are able to direct the investment of their contributions into the following funds: the 1) Questar Stock Fund, which consists of shares of Questar Corporation common stock and a cash reserve that is invested in the Wells Fargo Short-term Investment Money Market Fund (a collective trust fund);  2) Barclays U.S. Equity Market Index Fund (a collective trust fund), which attempts to provide total returns comparable to the returns of the Wilshire 5000 Index;  3) MFS Massachusetts Investors Growth Stock Fund, which seeks long-term growth of capital and future income rather than current income;  4)  MFS New Discovery Fund, which invests at least 65% of its total assets in emerging growth companies;  5) MFS Total Return Fund, which invests in a broad  mix of fixed income and equity  securities;  6) PIMCO Total Return Fund, which invests in corporate bonds, U.S. government securities, mortgage backed securities, and money market instruments with an average duration between three and six years; 7) Putnam International Growth  Fund,  which invests  primarily  in  equity  securities of companies located in countries outside of North America; 8) Van Kampen Comstock Fund, which invests primarily in common and preferred stocks and securities convertible into common and preferred stock;  9) Wells Fargo S&P 500 Index Fund (a collective trust fund), which invests in substantially the same stocks and percentages as the S&P 500 Index; and 10) Wells Fargo Stable Return Fund (a collective trust fund), which invests primarily in Guaranteed Investment Contracts (GICs), GIC alternatives, marketable securities, and money market securities. During 2003, two new funds were added to the Plan:  1)  Fidelity Advisor Diversified International Fund, which seeks capital growth while investing at least 65% of its total assets in foreign securities; and 2)  Fidelity Advisor Mid Cap Fund, which seeks long-term capital appreciation by investing primarily in companies with market capitalization that fall within the range of companies in the S&P Mid Cap  400  Index. Employees can change contribution percentages at any time, but the

Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

effective date,  which will be a payroll date, depends on transmission of information between Wells Fargo and Questar.

Participants are able to transfer all or part of their balances attributable to 401(k) contributions between any of the Plan investment funds, including Questar stock, at any time.  Effective January 1, 2003, employees with three years of service can transfer balances attributable to employer contributions into other investment options within the Plan.  Participants are limited to one transfer per calendar month in or out of the employer contribution fund.  Participants who contributed to the stock fund or any of the other investment funds received employer matching contributions in the form of Questar shares on up to 6% of their eligible compensation contributed, at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions.

There is no service requirement for an eligible employee to participate in the Plan if scheduled to work a minimum of 1,000 hours per year.  Employees can contribute up to the maximum 401(k) contribution, plus any make-up contribution, if they are eligible.  The 401(k) limit for 2002, 2003 and 2004 is $11,000, $12,000, and $13,000 respectively, and the make-up maximum contribution limit for each year is $1,000, $2,000 and $3,000, respectively.

The Plan provides an additional $200 annual employer contribution at the end of the Plan year in the form of shares of Questar stock to each employee of participating employers working a minimum of 1,000 hours per year and employed on the first and the last day of the Plan year.  This contribution is made even if the eligible employee does not otherwise participate in the Plan.

Employees have the opportunity to borrow up to 50% of the value of their Plan account balance, not to exceed $50,000, with a minimum loan amount of $1,000.   The interest rate is fixed and is equal to prime plus one percent, set at the time the loan is made.  The participant can elect loan repayment terms up to a maximum of five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deductions.  Upon termination of employment, the participant can either elect to repay the loan or treat the loan as a taxable distribution.

Employees are allowed a maximum of two outstanding loans (one residential and one other).  Loan applications are processed every regular business day, and participants are charged a loan-processing fee of $50 per loan, paid from loan proceeds.

Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

The Plan provides for the direct rollover of amounts withdrawn from the Plan to the trustee of the participant's Individual Retirement Account or other qualified plan, if the participant so elects.

Upon retirement, death, or disability, resignation, or other termination, a Plan participant’s account (to the extent it has vested) becomes distributable.  Benefits are payable as a lump sum distribution and are made in cash for the investment funds and in whole shares of Questar common stock (fractional shares are paid in cash).

If a participant whose account balance is less than $5,000 fails to make an election, the balance will be distributed as soon as possible, but not earlier than 60 days after the date on which such participant is advised of his termination election choices.  If an account balance of a former participant is greater than $5,000, a distribution will not be made without the participant’s consent until death, or if earlier, April 1 of the calendar year following the later of: a) the calendar year in which the participant attains age 70-1/2; or b) the calendar year in which the participant terminates employment, provided the participant is not a five percent owner of the Company.  Distribution shall be made by April 1 of such year.

A participant may also elect hardship withdrawals as defined in the Plan document in certain cases of financial need.

The rules for in-service withdrawals of Questar shares and investment funds allocated to participants' accounts and for distributions of such amounts upon termination of employment, disability or death are set forth in the Summary Plan Description of the Plan.

The Plan is subject to the diversification requirements imposed on ESOPs by the Tax Reform Act of 1986, and meets these requirements by allowing qualified participants to receive a diversification distribution of qualified shares of Questar stock.  Beginning in 2003, the shares that qualify for diversification are limited to the shares of company stock credited to their accounts on or before December 31, 2002.

Participants are always fully vested in all shares and funds allocated from their employee contributions and earnings thereon.  Employees must have one year of service before any employer contributions are vested.  Forfeited balances of terminated participants’ non-vested accounts are allocated among participants to offset employer-matching contributions.  Amounts forfeited during 2003 were negligible. No Plan amendment or termination can reduce employees’ interest in their accounts as of the date of the amendment or termination.

Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

1.

Description of the Plan (continued)

Legal, accounting, and other administrative expenses except commissions, collective trust fund management fees, administrative fees included in the net asset valuations for the registered investment companies and a portion of the trustee fees have been paid by Questar.  Participants are required to pay some administrative fees directly, such as the $50 loan processing fee and the $1 dividend check payment fee.  The trustee fees of $57,244 listed on the Statement of Changes in Net Assets Available for Benefits consisted of loan processing fees, dividend check payment fees, and collective trust fund management fees.

2.

Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan’s administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual amounts could differ from the estimates.

Investment Valuation and Income Recognition

Investment in Questar Corporation common stock is stated at current value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange.   The registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end.  The fair value of participation units in the collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The shares of Questar Corporation common stock are held in a fund that maintains a cash reserve and uses unitized value accounting.  The total value of the actual shares based on the market price along with the cash reserve held are converted to equivalent units for the fund.    The per unit value will be different than the actual stock price based on the conversion factor used and the amount of cash held in the fund.

Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

2.

Summary of Accounting Policies (continued)

Dividends

Employees can elect to receive cash dividends paid on shares of Questar stock held in their account.  If no election is made, the dividends are reinvested to purchase additional shares of Questar common stock through the process established by Wells Fargo.  Currently the reinvested dividend shares are being purchased through the Questar Corporation Dividend Reinvestment and Stock Purchase Plan at market value.  Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Benefit Payments

Benefit payments are recorded based on current prices at the date withdrawn.  The differences between cost and current value at the time of withdrawal are included in the financial statements as realized gains or losses.

Reclassifications

Certain reclassifications have been made to the 2002 balances to conform to the current year presentation.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  The status of the Plan as a qualified plan is subject to its operation in conformity with the Code provisions.  As a condition of obtaining the determination letter, Questar made several technical amendments to the Plan.  Subsequent to the receipt of the determination letter, the Plan was amended by adoption of the First Amendment to the Plan as amended and restated effective January 1, 2003.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and that the related trust is exempt from taxation.

Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

4.  Investments

Beginning January 1, 2003, all investment funds are participant-directed.

During 2003, the Plan’s investments appreciated in fair value as determined by quoted market prices as follows.

Net Realized and Unrealized Appreciation in Fair Value of Investments

Questar Corporation common stock	$34,547,431
Shares of registered investment companies	5,110,608
Collective trust funds	3,201,699
$42,859,738

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2003	2002

Questar Corporation common stock	$162,361,435	$136,999,284
Wells Fargo S&P 500 Index Fund	13,003,188

Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

5.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2003	2002

Net assets available for benefits per the financial statements	$ 227,929,265	$ 176,417,132
Amounts allocated to withdrawn participants		(20,382)
Net assets available for benefits per the Form 5500	$ 227,929,265	$ 176,396,750

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2003

Benefits paid to participants per the financial statements	$ 10,089,189
Previous amounts allocated on Form 5500 to withdrawn participants	(20,382)
Benefits paid to participants per the Form 5500	$ 10,068,807

Amounts allocated to participants who have withdrawn from the Plan are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6.  Party-in-Interest Transactions

During 2003, the Plan received dividends from the Company of $3,492,182 on shares of Questar Corporation common stock held through the Plan.  Purchases and in-kind contributions of Questar Corporation common stock amounted to $9,632,332, and transactions involving sales and distributions of Questar Corporation common stock were $18,817,612 in 2003.

EIN 87-0407509

   PLAN #002

Questar Corporation

Employee Investment Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Common Stock:
	Questar Corporation	4,619,102 shares of common stock	[1]	$162,361,435

	Registered Investment Companies, Collective Trust Funds, and Money Market Funds:

**	American Express	Income Trust, 432 units	[1]	7,688

	Barclays	U.S. Equity Market Index Fund, 38,278 units	[1]	1,054,173

	Fidelity	Advisor Diversified International Fund 66,548 units	[1]	1,052,128

	Fidelity	Advisor Mid Cap Fund, 82,089 units	[1]	1,826,487

	MFS	Massachusetts Investors Growth Stock Fund, 857,193 units	[1]	9,703,423

	MFS	New Discovery Fund, 267,752 units	[1]	4,109,992

	MFS	Total Return Fund, 478,715 units	[1]	7,228,591

	PIMCO	Total Return Fund, 482,378 units	[1]	5,166,273

	Putnam	International Growth Fund, 90,132 units	[1]	1,862,135

	Van Kampen	Comstock Fund, 323,085 units	[1]	5,153,211

*	Wells Fargo	S&P 500 Index Fund, 385,508 units	[1]	13,003,188

*	Wells Fargo	Short-term Investment Money Market	[1]	3,007,783

*	Wells Fargo	Stable Return Fund, 176,736 units	[1]	6,282,224

*	Participant loans	Interest rates range from 5.25% to 10.50% maturing through 2013		5,688,241

				$227,506,972

1    Investments are participant-directed, thus cost information is not applicable.

*   Indicates party-in-interest to the Plan.

** Fund purchased by trustee in error at year-end.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-4436, No. 33-48169 and No. 333-89486) pertaining to the Questar Corporation Employee Investment Plan of our report dated May 28, 2004, with respect to the financial statements and schedule of the Questar Corporation Employee Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/Ernst & Young

Ernst & Young LLP

Salt Lake City, Utah

June 24, 2004